Exhibit 99.(a)(13)

FOR IMMEDIATE RELEASE

Contacts:	Media:	Investors:

	Matthew Sherman / Ariel LeBoff	Richard Tennant
	Joele Frank, Wilkinson Brimmer Katcher	iBasis, Inc.
	212-355-4449	781-505-7409
ir@ibasis.net

iBASIS FILES INVESTOR PRESENTATION REGARDING

ROYAL KPN’S GROSSLY INADEQUATE UNSOLICITED TENDER OFFER

BURLINGTON, MASS. – August 6, 2009 – iBasis, Inc. (NASDAQ: IBAS) today filed an investor presentation with the Securities and Exchange Commission (“SEC”) in connection with Royal KPN N.V.’s (AMS: KPN and OTC: KKPNY.PK) (“KPN”) unsolicited tender offer to acquire all of the outstanding shares of iBasis common stock for $1.55 per share in cash.  As previously announced, the Special Committee of the Board of Directors recommended, on behalf of iBasis, that iBasis’ stockholders reject KPN’s unsolicited tender offer and not tender their shares pursuant to the offer. The Special Committee has unanimously determined that KPN’s offer is grossly inadequate, opportunistic and not in the best interests of iBasis’ minority stockholders.

The investor presentation is available under the “Investor Relations” section of the iBasis website at www.ibasis.com and at the SEC’s website at www.sec.gov.

Jefferies & Company, Inc. is serving as independent financial advisor and Gibson, Dunn & Crutcher LLP is serving as independent legal counsel to the Special Committee.

Stockholders with questions about the Special Committee’s recommendation or how to withdraw any tender of their shares may call the Special Committee’s information agent, Innisfree M&A Incorporated, toll-free at 888-750-5834.

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